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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                               FILE NO. 33-57197


SUPPLEMENT TO
PROSPECTUS DATED FEBRUARY 13, 1996


                                   ECOLAB INC.

                        4,455,343 SHARES OF COMMON STOCK

     This document supplements the Prospectus, dated February 13, 1996 (the "Prospectus"), of Ecolab Inc. (the "Company") relating to the proposed sale of up to 4,455,343 shares (the "Offered Shares") of the Company's common stock, par value $1.00 per share, and the preferred stock purchase rights attached thereto (collectively, the "Common Stock").

     The First Grantor Retained Annuity Trust of Tobee W. Kaplan (the "First Grantor Trust"), which was identified in the Prospectus as beneficially owning 176,422 of the Offered Shares, expired on December 31, 1996. These shares were distributed by the First Grantor Trust upon its expiration to the following transferees: 105,854 shares to Randall R. Kaplan; 35,284 shares to Seldon E. Patty and Freddy H. Robinson, as trustees for the Lyn Ellen Chasen Family Trust II; and 35,284 shares to Seldon E. Patty and Freddy H. Robinson, as trustees for the Scott D. Kaplan Family Trust. On January 6, 1997, the Lyn Ellen Chasen Family Trust II transferred 35,284 shares to the trust's beneficiary, Lyn Ellen Chasen (Lyn Ellen Chasen, Randall R. Kaplan and the Scott D. Kaplan Family Trust are collectively referred to hereinafter as the "Transferees").

     As described in the Prospectus, the Transferees will be deemed to be Selling Stockholders, and the shares transferred to the Transferees will be deemed to be Offered Shares and to be covered by the Prospectus and the registration statement of which the Prospectus forms a part.
















           The date of this Prospectus Supplement is January 13, 1997.